EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS JULY 2004 PERFORMANCE

HOUSTON, August 2, 2004 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in July 2004 for its Continental Express operating fleet.

During the month, ExpressJet flew 729.7 million revenue passenger miles (RPMs), up 24.6 percent versus July 2003, and increased available seat miles (ASMs) by 16.9 percent compared with July 2003. ExpressJet's July load factor was 79.3 percent, a 4.9 point improvement over July 2003, beating June's record load factor as the highest in any month throughout the company's history. The company flew 64,076 block hours, compared with 55,255 block hours in July 2003, and operated 35,333 departures, versus 32,514 departures in July 2003.

Also in July, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 97.5 percent. In July 2003, ExpressJet's controllable completion factor was 99.8 percent and its total completion factor was 98.8 percent.

During the month, ExpressJet accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 237 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately 140 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental Airlines' regional jet service from its hubs in Houston, New York/Newark and Cleveland. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental Airlines and partner airlines.

ExpressJet Airlines employs approximately 6,500 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

July	2004	2003	Change
Revenue Passenger Miles (000)	729,729	585,491	24.6 Percent
Available Seat Miles (000)	920,054	787,178	16.9 Percent
Passenger Load Factor	79.3 Percent	74.4 Percent	4.9 Points
Block Hours	64,076	55,255	16.0 Percent
Departures	35,333	32,514	8.7 Percent

YEAR-TO-DATE	2004	2003	Change
Revenue Passenger Miles (000)	4,177,677	3,119,679	33.9 Percent
Available Seat Miles (000)	5,924,530	4,627,268	28.0 Percent
Passenger Load Factor	70.5 Percent	67.4 Percent	3.1 Points
Block Hours	417,231	329,067	26.8 Percent
Departures	232,222	200,968	15.6 Percent

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